U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For  Period  Ended:  June  30,  2003

[  ]     Transition  Report  on  Form  10-K
[  ]     Transition  Report  on  Form  20-F
[  ]     Transition  Report  on  Form  11-K
[  ]     Transition  Report  on  Form  10-Q
[  ]     Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:  Not  Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:  TOP  GROUP  HOLDINGS,  INC.

Former  Name  if  Applicable:

Address of Principal Executive Office: 17 Barstow Road, Suite 301, Great Neck, NY 11021


PART  II  -  RULES  12B-25(B)  AND  (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[  ]     (c)     The  accountant's  statement  or other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.


PART  III  -  NARRATIVE

     The Registrant is unable to file its June 30, 2003 Quarterly Report on Form 10-QSB on or before August 14, 2003 without unreasonable effort or expense, because the Registrant does not have all the information necessary to complete the preparation of the Form 10-QSB.

PART  IV  -  OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

        Yang  Hengming          (718)             961-2661
        President
    ----------------------------------------------------------------------
          (Name)             (Area  Code)    (Telephone  Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [  ]  Yes  [X]  No

     TOP Group Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated  this  14th  day  of  August,  2003


                                       TOP  GROUP  HOLDINGS,  INC.



                                        By:  /s/  Yang  Hengming
                                        -------------------
                                             Yang  Hengming
                                             President